Exhibit 99.1

B.O.S. Reports Revenue Growth of 12% and Net Income Growth of 16% in the Second Quarter of 2018

Rishon Lezion, Israel, August 20, 2018 — B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, today reported its financial results for the fiscal 2018 second quarter and six months ended June 30, 2018.

BOS reported revenues of $7.6 million for the second quarter ended June 30, 2018, a 12% increase as compared to $6.7 million in the comparable quarter in 2017. Net income for the second quarter of 2018 was $192,000, or $0.05 per basic and diluted share, as compared to net income of $166,000, or $0.05 per basic and diluted share, in the second quarter of 2017. EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) was $317,000 for the second quarter of 2018, as compared to $311,000 for the second quarter of 2017 (See Reconciliation of Net Income to EBITDA in the supplemental table included at the end of this release).

BOS reported revenues of $15.8 million for the six months ended June 30, 2018, a 15% increase as compared to $13.8 million in the comparable 2017 period. Net income for the six month period was $397,000, or $0.12 per basic and diluted share, as compared to net income of $313,000, or $0.10 per basic and diluted share, in the prior year period. The Company reported EBITDA of $682,000 for the first six months of 2018, as compared to $626,000 for the first six months of 2017.

Shareholders’ equity increased to $10.9 million ($3.07 per share) as of June 30, 2018 from $10.2 million ($3.04 per share) in December 31, 2017. The increase was primarily related to the growth in net income for the first half of 2018, as well as to $400,000 of equity raised in April of 2018. The proceeds raised were mainly used to finance the Company’s new logistic center that was launched during the second quarter of 2018.

Yuval Viner, Co-CEO at BOS, stated, “We are pleased with the organic revenue growth we experienced across our Supply Chain and RFID and Mobile divisions. As we have stated in the past, we are focused on strategically building our international pipeline, specifically for our Supply Chain division, while leveraging our leading position in Israel as a provider of RFID and Mobile solutions, and our first half results reflect our efforts to do so. During the second quarter we announced two orders for our comprehensive Supply Chain solutions, and have also completed the delivery of a mobile system order for a top tier customer in the Israeli market, demonstrating our leadership position. We look forward to continuing this momentum into the second half of fiscal 2018, and meet our forecast for fiscal 2018 of revenues exceeding $29 million and net income surpassing $800,000.”

Eyal Cohen, Co-CEO at BOS, added, “Revenue growth in the Supply Chain division was primarily due to a 54% increase in sales to the Far East, and growth in the RFID and Mobile division was largely attributable to orders from both new and existing customers within the Israeli market. Our gross margins decreased slightly as compared to the comparable periods, due primarily to product mix, but we expect gross margins to improve in the second half of the year. Furthermore, we continued to strengthen our balance sheet providing us with a solid platform for future growth.”

Conference Call Information

BOS will host a conference call on Tuesday, August 21, 2018 at 10 a.m. EDT - 5:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS’ RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company’s Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Investor Relations Contact:	Company Contact:

John Nesbett/Jennifer Belodeau IMS Investor Relations (203) 972-9200 jnesbett@institutionalms.com	Eyal Cohen, CO-CEO & CFO B.O.S Better Online Solutions Ltd. +972-542525925

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Revenues	$15,843	$13,780	$7,552	$6,716
Cost of revenues	12,626	10,868	5,996	5,252
Gross profit	3,217	2,912	1,556	1,464

Operating costs and expenses:
Sales and marketing	1,847	1,591	934	777
General and administrative	850	845	389	449
Total operating costs and expenses	2,697	2,436	1,323	1,226

Operating income	520	476	233	238
Financial expenses, net	(123)	(163)	(41)	(72)
Net income	$397	$313	$192	$166

Basic and diluted net income per share	$0.12	$0.10	$0.05	$0.05

Weighted average number of shares used in computing basic and diluted net income per share	3,446	3,051	3,534	3,104

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2018	2017
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,496	$1,533
Restricted bank deposits	302	247
Trade receivables	8,237	9,804
Other accounts receivable and prepaid expenses	1,215	898
Inventories	2,751	3,240

Total current assets	14,001	15,722

LONG-TERM ASSETS	181	220

PROPERTY AND EQUIPMENT, NET	1,010	651

OTHER INTANGIBLE ASSETS, NET	109	138

GOODWILL	4,676	4,676

Total assets	$19,977	$21,407

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2018	2017
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	479	505
Trade payables	4,249	5,951
Employees and payroll accruals	706	822
Deferred revenues	913	798
Accrued expenses and other liabilities	277	304

Total current liabilities	6,624	8,380

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,157	2,523
Accrued severance pay	270	286

Total long-term liabilities	2,427	2,809

SHAREHOLDERS’ EQUITY	10,926	10,218

Total liabilities and shareholders’ equity	$19,977	$21,407

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Net Income as reported	$397	$313	$192	$166

Adjustments:
Amortization of intangible assets	28	28	14	14
Stock based compensation	28	32	14	15
Total Adjustments	56	60	28	29
Net Income on a Non-GAAP basis	$453	$373	$220	$195

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Six months ended		Three months ended
	June 30,		June 30,
	2018	2017	2018	2017

Operating income	$520	$476	$233	$238
Add:
Amortization of intangible assets	28	28	14	14
Stock based compensation	28	32	14	15
Depreciation	106	90	56	44
EBITDA	$682	$626	$317	$311

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2018				Three months ended June 30, 2018
Revenues	$7,145	$8,740	$(42)	$15,843	$3,323	$4,235	$(6)	$7,552

Gross profit	$1,696	$1,521	$-	$3,217	$720	$836	$-	$1,556

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2017				Three months ended June 30, 2017
Revenues	$6,229	$7,639	$(88)	$13,780	$2,918	$3,823	$(25)	$6,716

Gross profit	$1,533	$1,379	$-	$2,912	$749	$715	$-	$1,464